SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	December	2013
Commission File Number	001-31395

Sonde Resources Corp.
(Translation of registrant’s name into English)

Suite 3100, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated December 3, 2013

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was filed with the Securities and Exchange Commission on August 12, 2011 (File No. 333-176261).

For Immediate Release	December 3, 2013

SONDE RESOURCES CORP. MAILS SHAREHOLDER MATERIALS
FOR PLAN OF ARRANGEMENT

CALGARY, ALBERTA - (Marketwire - December 3, 2013) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT: SOQ) announces that, further to the previously announced plan of arrangement (the "Arrangement") with, among others, Marquee Energy Ltd. ("Marquee"), the interim order has been granted by the Court of Queen's Bench of Alberta (the "Interim Order"). The granting of the Interim Order was a condition to the completion of the Arrangement and authorizes, among other things, the holding of the special meeting (the "Meeting") of holders (the "Sonde Shareholders") of common shares of the Company (the "Sonde Shares") to vote on the Arrangement and matters relating to the conduct of such Meeting.

The notice of special meeting and management information circular, letter of transmittal and proxy in respect of the Meeting and the Arrangement (the "Meeting Materials") will be filed with securities regulators in Canada and the United States and will be accessible on the SEDAR website (www.sedar.com) and the Securities Exchange and Commission's website (www.sec.gov) on December 4, 2013. Holders of Sonde Shares of record as of November 30, 2013 will receive a paper copy of the Meeting Materials by mail.

The Meeting will be held on December 30, 2013 at 9:00 a.m. (Calgary time) at Suite 3700, 400 - Third Avenue S.W., Calgary, Alberta. All Sonde Shareholders are encouraged to vote at the Meeting in person or by proxy. Details on how to vote are contained in the Meeting Materials.

As previously announced on November 5, 2013 and November 21, 2013, pursuant to the Arrangement, Marquee has agreed to acquire all of Sonde's producing Western Canadian assets for consideration of $15 million in cash and an aggregate of 21,182,491 common shares of Marquee (representing approximately 0.34 of a common share of Marquee for each Sonde Share outstanding). As part of the Arrangement, Sonde will distribute all of the common shares of Marquee received by it to the Sonde Shareholders and will retain the cash consideration. In addition, the Sonde Shares will be consolidated on the basis of 0.9 of a consolidated share for each Sonde Share.

For Further Information, Please Contact Sonde Resources Corp.:

Bill Dirks	Rene Beaumier
President and Chief Operating Officer	Chief Financial Officer
(403) 503-7915	(403) 503-7931

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sonde Resources Corp.
(Registrant)

Date:	December 3, 2013	By:	/s/ Cheryl Clark

	Name & Title:		Cheryl Clark, Corporate Controller